Exhibit 99.1

PRESS RELEASE

MeaTech Reports 2020 Financial Results

Caps 6 Months of Cultured Meat Milestones with Key Acquisition, US listing and $28 Million Stock Offering

Highlights

•	Commenced trading on TASE in January 2020 and Nasdaq in March 2021: first publicly traded cultured meat company, developing sustainable and ethical food technologies.

•	Finalized acquisition of Peace of Meat BV (“POM”), a pioneering Belgian developer of cultured avian meat technologies, in February 2021.

•	In November 2020, successfully bio-printed an edible cultured beef fat structure grown and developed from stem cells.

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2020 year-end cash position was $13.5 million ($8.5 million pro-forma to POM acquisition) with further $28 million raised as part of the Nasdaq listing, bringing current cash position to $33.5 million.

NESS ZIONA, Israel, April 22, 2021 - MeaTech 3D Ltd. (Nasdaq and TASE: MITC, "MeaTech"), a technology company developing cultured meat production capabilities including its proprietary three-dimensional printing technology, biotechnology processes, and customizable manufacturing processes for slaughter-free real meat manufacturing, today announced its financial results for the year ended December 31, 2020 and provided a business update.

Management Comment

Sharon Fima, MeaTech’s Chief Executive Officer, commented, "We are pleased with our execution throughout 2020. I would like to thank our wonderful management team and employees who worked tirelessly to ensure our continued growth despite a challenging year.

Continued Mr. Fima, “The world is looking for more sustainable agriculture practices, and we believe cultured meats – created without slaughtering livestock – can be a significant advancement towards that goal. MeaTech has become the first cultured meat company to be publicly traded, and is now also on the Nasdaq. We also completed the highly synergistic acquisition of Peace of Meat, a Belgian developer of cultured avian technologies, which strongly grows our addressable markets and is expected to provide an earlier entry point into the burgeoning cultured meat industry.”

Concluded Mr. Fima, “With the technology we are creating, we expect to see real meat grown in clean, controlled conditions in just months, instead of the years it takes to produce farm-raised meat. In addition to having the potential to be a more sustainable production process, cultured meat can be produced anywhere on the planet, changing supply chains. The past few months have seen great momentum for MeaTech, and we are very excited about the strategic initiatives we have in place. We look forward to further building MeaTech, establishing ourselves as global leaders and a hub for innovation in the cultured meat industry.”

Financial Results Summary

•	As an early-stage company, MeaTech does not currently generate revenues and does not expect to generate any revenue from operations in the near term while it develops its products.

•	R&D expenses for 2020 totaled $2.5 million, compared to $0.2 million in 2019, reflecting a rapid expansion of the scope of MeaTech’s research and development abilities.

•	Total operating expenses in 2020 reached $18.5 million, compared to $0.4 million in 2019.

•	Public listing expenses which did not affect cash flow were recorded in 2020 in the amount of $10.2 million in connection with MeaTech’s reverse merger into a TASE-traded shell company.

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Net loss for 2020 net was $18.5 million, or $0.30 per ordinary share, compared to $0.4 million, or $0.02 per ordinary share, in 2019. The increase was mainly the result of the public listing expenses and increased operating expenses incurred as MeaTech expanded its cultured meat technology development.

•	Cash and equivalents at year-end 2020 increased to $13.5 million, compared to $1.2 million at year-end 2019.

•	Total assets increased to $17.4 million at year-end 2020, up from $1.9 million at year-end 2019.

Business Highlights

MeaTech is dedicated to developing cultured meats that look, feel, taste, and smell like farm-raised meat, yet do not require animals to be slaughtered to produce them. Instead, MeaTech is developing a biotechnical process in which stem cells from living animals, such as cows and chickens, are harvested and cultivated in bioreactors, to be transformed into advanced products like steaks and other real meat products, using proprietary 3D bioprinting technology. MeaTech is committed to the production of cultured meat because it can offer business and supply chain advantages to producers as well as offer the potential to produce fewer greenhouse gases, use fewer natural resources, while being cleaner and potentially healthier than traditional meat products – without harming animals.

$28 Million Nasdaq Listing
In addition to several funding rounds in 2020 totaling $15 million, MeaTech raised $28 million in a public offering of ADSs on the Nasdaq in March 2021. MeaTech is the first cultured meat company to be publicly traded in the US.

Acquisition of Peace of Meat
In February 2021, MeaTech finalized its acquisition of Peace of Meat BV, a Belgian producer of cultured avian products, for $17.7 million in cash and equity. MeaTech intends to leverage Peace of Meat’s cultured avian technologies to diversify its current bovine-oriented technologies and expedite its entry into the market for cultured real meat protein and meat products.

The Peace of Meat acquisition broadens the MeaTech portfolio by adding chicken fat and other cultured avian products to the MeaTech family of pipeline offerings. The cultured avian meat products and the technologies used to make them are expected to be marketed to food processing companies looking to add more meatiness to their plant-based offerings. Under the terms of the acquisition agreement, Peace of Meat’s management will continue to lead the development process at the company’s headquarters in Belgium.

About MeaTech
MeaTech commenced cultured meat operations in 2019 with the aim of developing proprietary three-dimensional printing technology, biotechnology, and manufacturing processes for food brands, processors and retailers seeking to manufacture proteins more sustainably and without the need for animal slaughter. MeaTech is developing a novel, proprietary three-dimensional bioprinter to deposit layers of differentiated stem cells, scaffolding, and cell nutrients in the form of structured cultured meat. The Company's ADSs are listed on the Nasdaq Capital Market and its ordinary shares are traded on the Tel Aviv Stock Exchange, both under the ticker symbol "MITC."
For more information, please visit https://www.meatech3d.com/.

Forward-Looking Statements
This press release contains forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. MeaTech undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com	Megan Paul Edison Group mpaul@edisongroup.com Tel: 646-653-7034	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096